Ten Peachtree Place Atlanta, GA 30309
404 584 4000 phone www.aglresources.com

AGL Resources
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May 25, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: H. Christopher Owings, Assistant Director
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:          Annual Report on Form 10-K for the Year Ended December 31, 2009
Filed on February 4, 2010, and related filings
File No. 1-14174

Dear Mr. Owings:

We are in receipt of your letter dated May 20, 2010 regarding your office’s review of the above listed filings. Your letter requested that we respond to the comments within 10 business days or tell you when we will provide a response. Pursuant to a telephone conversation I had today with John Fieldsend, Attorney-Adviser, we are notifying you that we are working diligently to provide a response to the comments detailed in your letter and that we intend to respond to your letter no later than June 18, 2010.

If you have any questions or concerns, please do not hesitate to contact me at (404) 584-3367.

Sincerely,

/s/ Myra C. Bierria

Myra C. Bierria
Vice President, Corporate Secretary and Securities Counsel

cc:           John W. Somerhalder II
Chairman, President and Chief Executive Officer

Paul R. Shlanta
Executive Vice President, General Counsel and Chief Compliance Officer